UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                           (Amendment No._____)*

                         PER-SE TECHNOLOGIES, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock ($.01 par value)
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                       (Title of Class of Securities)

                                 584028104
    ------------------------------------------------------------------
                               (CUSIP Number)

                             September 20, 1999
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          (Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

      |_|  Rule 13-d-1(b)

      |X| Rule 13d-1(c)

      |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584028104                     13G                Page 2


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

     Foundation Health Systems, Inc.
     IRS Identification No.:  95-4288333

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           6,200,000

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         6,200,000

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,200,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

ITEM 1(a)      NAME OF ISSUER:

               Per-Se Technologies, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2840 Mt. Wilkinson Parkway, Suite 300
               Atlanta, Georgia  30339-3632

ITEM 2(a)      NAMES OF PERSONS FILING:

               Foundation Health Systems, Inc.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               21650 Oxnard Street
               Woodland Hills, California  91367

ITEM 2(c)      CITIZENSHIP:

               a Delaware corporation

ITEM 2(d)      TITLE OF CLASS SECURITIES:

               Common Stock ($.01 par value)

ITEM 2(e)      CUSIP NUMBER:

               584028104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(c).

ITEM 4         OWNERSHIP:

                     (a)   Amount Beneficially Owned:
                           6,200,000

                     (b)   Percent of Class:
                           6.8%(1)

                     (c) Number of shares as to which the person has:

                           (i) Sole power to vote or to direct the vote -- 6,200,000

                           (ii) Shared  power to vote or to direct the vote
                                -- 0

                           (iii)Sole power to dispose or to direct the
                                disposition of -- 6,200,000

                           (iv) Shared power to dispose or to direct the
                                disposition of -- 0

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not Applicable.



--------
(1) All percentages assume that 84,723,930 shares of Common Stock, as reported by Per-Se Technologies, Inc. in its Form 10-Q filed on August 12, 1999, were outstanding before the issuance of the 6,200,000 shares of Common Stock beneficially owned by Foundation Health Systems, Inc.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 27, 1999

                                    Foundation Health Systems, Inc.


                                    By:/s/ Michael E. Jansen
                                       -----------------------------------
                                       Name:   Michael E. Jansen
                                       Title:  Vice President, Assistant
                                               General Counsel and Assistant
                                               Secretary